

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2022

Jesse Sutton
Chief Executive Officer
Ultimax Digital, Inc.
420 Lexington Avenue, Suite 230
New York, NY 10170

      Re: Ultimax Digital, Inc.
          Amendment No. 2 to Draft Registration Statement on Form S-1
          Submitted July 26, 2022
          CIK No. 0001878543

Dear Mr. Sutton:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.   Unless we note otherwise, our references to prior comments are to comments in our July 11, 2022 letter.

Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted on July 26, 2022

Use of Proceeds, page 54

1.   You indicate that you intend to use the proceeds from this offering to repay four promissory notes with the proceeds of this offering or allow the holders to convert their notes into common shares. Please revise your use of proceeds to discuss this and consider giving pro forma effect to this use of proceeds in the capitalization table.

Related Party Transactions, page 82

2.   We note your response to our prior comment 1. Please summarize all material provisions of both the Stockholders' Agreement and Voting Agreement with your founders.

Notes to Financial Statements
Note 3. Summary of Significant Accounting Policies
Revenue Recognition, page F-8

3.   We note your revised disclosure in response to prior comment 5. You continue to refer to ASC 605 in your policy for revenue recognition for distribution agreements where you are acting as an agent. Please further revise to consider the guidance in ASC 606-10-55-36 through 55-40.

General

4.   We note your response to comment 7, as well as your previous related responses. While we do not have any further comments at this time regarding your responses, please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses, including any conclusions you have made, positions you have taken and practices you have engaged in or may engage in with respect to this matter, including in regards to any NFTs or other crypto assets that you may develop or mint in the future or that you may support or facilitate the minting or trading of in the future.

You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff Attorney at (202) 551-6756 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Paul Goodman